HUNTON & WILLIAMS LLP
RIVERFRONT PLAZA, EAST TOWER
951 EAST BYRD STREET
RICHMOND, VIRGINIA 23219-4074

TEL 804 • 788 • 8200
FAX 804 • 788 • 8218

FILE NO: 77051.2
September 22, 2010
VIA EDGAR
Ms. Kristina Aberg
Ms. Sonia Gupta Barros
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Summit Hotel OP, LP Amendment No. 1 to Registration Statement on Form S-4 Filed on September 22, 2010 File No. 333-168685
Dear Ms. Aberg and Ms. Barros:
As counsel to, and on behalf of, Summit Hotel OP, LP, a Delaware limited partnership (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-4 (File No. 333-168685) (the “Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 8, 2010.
For convenience of reference, each Staff comment contained in your September 8, 2010 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.
We have provided to each of you a courtesy copy of this letter and two courtesy copies of Amendment No. 1 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on August 9, 2010 (the “Blackline”). The changes reflected in Amendment No. 1 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. Unless otherwise indicated, all page references in our responses refer to the pages of the Blackline. Capitalized terms used and not otherwise defined in this response letter shall have the meanings set forth in the Registration Statement.

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
September 22, 2010

General
1.	Please provide us with copies of any study or report that you cite or on which you rely. Clearly mark the materials to identify the portions that support your disclosure. Please confirm that any other industry reports or studies on which you rely were not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file the expert’s consent as an exhibit to the registration statement.

RESPONSE: The Company is providing to the Staff on a supplemental basis the publicly available third-party reports underlying the charts and industry data contained in Amendment No. 1, marked to identify the portions corresponding to the Company’s disclosures in the Registration Statement. The Company advises the Staff that the industry reports referenced in the Registration Statement were not prepared specifically for the Company and the Company did not compensate any third party that prepared the reports other than pursuant to the payment of normal subscription fees required of subscribers generally.

2.	We note that you are only registering 9,993,992 OP Units, but that you intend to issue 10,100,000 in connection with the reorganization. Please tell us why you are not registering the additional 106,008 OP Units to be issued. Please also confirm to us that the 106,008 OP Units offered and to be sold are pursuant to valid private placements, and provide us with a detailed analysis regarding why the concurrent private placement should not be integrated into your current public offering. In particular, please tell us your relationship with the third-party investor who will participate in these transactions. Please see Securities Act Release No. 8828 (Aug. 10, 2007)

RESPONSE: The 106,008 OP units referenced in the Staff’s comment will be issued in connection with the Company’s acquisition of interests in two Scottsdale, Arizona hotels, as described in the Registration Statement in a transaction separate from the contemplated merger. As a result, the Company has not included these OP units in the Registration Statement. These 106,008 OP units will be issued pursuant to the exemption from registration set forth in Section 4(2) of the Securities Act. Rule 152 under the Securities Act provides that: “The phrase ‘transactions by an issuer not involving any public offering’ in Section 4(2) shall be deemed to apply to transactions not involving any public offering at the time of said transactions although subsequently thereto the issuer decides to make a public offering and/or files a registration statement.” Securities Act Release No. 8828 (the “Release”) provides further guidance on Rule 152, stating that: “Consistent with Securities Act Rule 152, the staff of the Division of Corporation Finance, in its review of Securities

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
September 22, 2010

Act registration statements, will not take the view that a completed private placement that was exempt from registration under Securities Act Section 4(2) should be integrated with a public offering of securities that is registered on a subsequently filed registration statement. Consistent with the staff’s approach to this issue, we are of the view that, pursuant to Securities Act Rule 152, a company’s contemplation of filing a Securities Act registration statement for a public offering at the same time that it is conducting a Section 4(2)-exempt private placement would not cause the Section 4(2) exemption to be unavailable for that private placement.” The contribution agreements between the Company and each of The Summit Group, Inc. and Gary Tharaldson were entered into prior to the filing of the Registration Statement, at which time, the recipients of the OP units to be issued were irrevocably bound to sell their interests in the Scottsdale hotels in exchange for these securities. Further, consistent with the Release, each of The Summit Group and Mr. Tharaldson had, at the time of entry into the contribution agreements, a substantive, pre-existing relationship with the Company. The Summit Group is the Company Manager of the LLC, the manager of the LLC’s hotels, owns all of the Class C membership interests in the LLC and is controlled by the LLC’s Chief Executive Officer. Mr. Tharaldson is a long-term investor in the LLC.

3.	Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork, including logos that you intend to use in the prospectus.

RESPONSE: The Company is providing copies of these materials to the Staff on a supplemental basis.

4.	Please tell us if any portion of the purchase price will represent a gain or a loss related to the settlement of a pre-existing relationship, which should be accounted for separately from the business combination. Refer to ASC 805-10-25-20 through 25-21 and ASC 805-10-55-20 through 55-23.

RESPONSE: The Company believes that no portion of the purchase price will represent a gain or a loss related to the settlement of a pre-existing relationship as there are no related party contracts in place that are being settled in connection with the merger. Therefore, no gain or loss will be recognized.

5.	Please revise your disclosure to eliminate repetition in the cover page, notice, Q&A and the summary. We note that the Q&A section addresses many of the same topics discussed in the summary section. For example only, information in the “Risk Associated with the Reorganization” and “Vote Required” subsections of the summary is repeated in the Q&As.

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
September 22, 2010

RESPONSE: The Company has revised the disclosure on pages i-xii and 4 in response to the Staff’s comment.

6.	Please provide the disclosure required by Item 3(f) of Form S-4.

RESPONSE: The Company respectfully requests that the Staff reconsider this comment. The Company believes that disclosing the per-share data of the registrant and per-share data of the company being acquired required by Item 3(f) of Form S-4 would be confusing to investors given the large disparity between the number of outstanding membership interests of the LLC on a historical basis and the number of outstanding OP units on a pro forma basis. As of June 30, 2010, the Company had an aggregate of 1,859.41 outstanding units (based on an adjusted capital contribution to the LLC of $100,000 per OP unit). On a pro forma basis, as of June 30, 2010, the Company had 10,100,000 outstanding OP units. Further, the Company advises the Staff that per the instructions to Items 3(e) and (f), there is no exchange ratio in the merger transaction. As disclosed in the Registration Statement, the number of OP units to be received in the merger by the former members of the LLC was determined based upon each member’s adjusted capital contribution. Thus the Company believes a “per-share” type analysis would be confusing to investors and not provide helpful information.

7.	We note your use of the following factual assertions throughout the prospectus. The basis for such factual assertions and for your management’s beliefs should be clear from the text of the prospectus or supporting documentation should be provided to us. Please revise your disclosure to address our concerns, or advise us as necessary. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced. By way of example only, we note the following factual assertions:
•	“We are a ... leading hotel owner....”

•	“The total number of hotels in the upscale and midscale without food and beverage hotel segments ... is more than six times larger than the total number of hotels in the luxury and upper upscale segments.... We also believe that ... we will be the only publicly traded REIT focused solely on these segments on a national basis.”

•	“Our hotels are located in markets with multiple demand generators in which we have extensive experience and that have historically offered strong risk adjusted returns.”

•	“Our initial portfolio is composed of 46 seasoned hotels with established track records and strong positions within their markets....”

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
September 22, 2010

•	“...our hotels’ competitive advantages in their respective markets....”

•	“Over the last twenty years, our market segments have demonstrated the strongest compounded growth in demand of all segments of the lodging industry....”
RESPONSE: Throughout Amendment No. 1, the Company has revised the disclosure to address the Staff’s concerns. Specifically, the Company has added or revised disclosure on pages 166 {leading hotel owner} and {strong risk-adjusted returns}; 168 {competitive advantages}; 177 {strongest compounded growth}; and elsewhere in response to the Staff’s comment. The Company is also providing to the Staff on a supplemental basis the back-up support for disclosure on pages 166 {leading hotel owner} and {strong risk-adjusted returns} and {multiple demand generators}; 167 {six times larger} and {only public REIT with same focus} marked to identify the portions that support the Company’s disclosure in the Registration Statement.
Prospectus Cover Page
8.	Please confirm for us that the cover page will be no more than one page. Refer to Item 501 of Regulation S-K.

RESPONSE: The Company confirms that the cover page will not exceed one page in length.
Questions and Answers, page ii
9.	Please include a discussion here and elsewhere in the prospectus, as appropriate, as to why holders of Summit Hotel Properties, LLC’s Class B membership interests are not entitled to vote at the special meeting.

RESPONSE: The Company has added disclosure on pages viii and 46 in response to the Staff’s comment.
What are the risks I should consider in deciding whether to vote..., page vii
10.	Please include a statement that the REIT may be required to borrow funds or sell assets to pay distributions or may issue stock to satisfy its distribution requirements. In addition, please revise your disclosure to state that you may use proceeds from the IPO or other offerings to pay distributions. Please make conforming changes to the Summary section.

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
September 22, 2010

RESPONSE: The Company has added disclosure on page v and has made conforming changes to the Summary section in response to the Staff’s comment.

11.	Please include a statement that investors will experience substantial dilution upon closing of the IPO. Please make conforming changes to the Summary section.

RESPONSE: The Company has added disclosure on pages iv and 2 in response to the Staff’s comment.

12.	Please include a statement that members will receive a fixed number of OP Units in the merger, regardless of the share price in the REIT’s initial public offering.

RESPONSE: The Company has added disclosure on pages iv, vi, 2, 5 and 6 in response to the Staff’s comment.
Does the LLC need approvals other than from the members, page xi
13.	Please revise here, and in your discussion of liquidity, to disclose the amount of debt for which you have not yet received lender consents for the merger. Please include a discussion of what you intend to do if any of these lenders ultimately will not provide consents. To the extent you would have to repay outstanding debt, please reflect this in your pro forma financial statements.

RESPONSE: The Company has added disclosure on pages ix, 159 and 160 in response to the Staff’s comment. The Company advises the Staff that the Company is in the process of obtaining consents and will update pro formas for any required repayments in connection with obtaining consents when the Company has more complete information about any required repayments. If the required consents are obtained timely, the Company expects to remove the added disclosure before printing the preliminary prospectus to be used in the offering marketing process.
Summary, page 1
Information about the Companies, page 1
14.	We note your discussion of the revenues of the LLC for the past three fiscal years. Please balance this discussion by also disclosing the LLC’s net income (loss) for the same periods. Alternatively, remove the revenue discussion from the summary.

RESPONSE: The Company has removed the revenues-related disclosure on page 1 in response to the Staff’s comment.

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
September 22, 2010

Vote Required, page 3
15.	Please include a brief statement comparing the percentage of outstanding shares entitled to vote held by the managers and executive officers of the LLC and their affiliates, and the vote required for approval of each proposal. See Item 3(h) of Form S-4.

RESPONSE: The Company has added disclosure on page 4 in response to the Staff’s comment.
Overview of the Amendment and the Reorganization, page 4
16.	In the second bullet point on page 5, you refer to “SGI”. Please define.

RESPONSE: The Company has revised the disclosure on page 5 in response to the Staff’s comment.
Risk Factors, page 15
17.	Several of your risk factors include lengthy bullet point lists. Please review your risk factors to ensure that each risk factor presents only one risk. We note the following risk factors by way of example only:
•	We may be unable to complete acquisitions that would grow our business, and even if they are completed, we may fail to successfully integrate and operate such acquired hotels, page 18;

•	Joint venture investments could be adversely affected by a lack of sole decision-making authority and our reliance on the financial condition of our joint venture partners, page 24; and

•	Our operating results and ability to make distributions may be adversely affected by the markets in which we operate and risks inherent to the ownership of hotels, page 25.
RESPONSE: The Company has revised the disclosure on pages 18, 19 and 22-26 in response to the Staff’s comment.

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
September 22, 2010

The Reorganization, page 48
Background of the Reorganization, page 48
18.	Please provide us supplementally with copies of any non-public information, including board books, financial forecasts, and projections, used by the LLC’s management and its financial advisors. To the extent that the information has not been disclosed in the prospectus, please provide us the basis for your conclusion that the non-public information is not material and therefore need not be disclosed.

RESPONSE: The Company is providing to the Staff on a supplemental basis the requested materials. The Company has also arranged for JMP Securities to provide the Staff on a supplemental basis a copy of the board book, which will be accompanied by a request for confidential treatment. The Company does not believe these forecasts and projections are material to investors’ decisions on the proposed transaction. The Company included a discussion of, and information about, IPO valuations discussed and potential estimated alternative transaction valuations considered by management and the board of the LLC for the sole purpose of describing the process by which the special committee and the board of the LLC determined to recommend the proposed merger. Those valuations, forecasts and projections were prepared at various points in time, may not reflect current market conditions and were not prepared as an analysis of the proposed merger. These previously discussed transactions do not relate to the merger transactions described in the proxy statement. The opinion of JMP Securities, which has been described in detail in the Registration Statement, is attached as an annex to the proxy statement/prospectus.

19.	We refer to your disclosure regarding Baird’s preliminary estimated equity valuation of the LLC on page 50, additional financial analysis on page 52 and detailed presentation on page 54. Please provide disclosure regarding these and any other similar presentations called for by Item 4(b) of Form S-4 and furnish copies of such presentations as exhibits to the Form S-4 as called for by Item 21(c) of Form S-4.

RESPONSE: As discussed in response to Comment 18, the Company believes that these presentations do not materially relate to the proposed merger transaction upon which members of the LLC are being asked to vote. In contrast, Baird’s equity valuations and other presentations related to potential IPO valuations as of various points in time and did not address the terms, fairness or value of the proposed merger. The special committee of the board of mergers of the LLC retained JMP Securities LLC to provide a fairness opinion with respect to the proposed merger transaction and the Company has provided the disclosure called for by item 4(b) and 21(c) of Form S-4 with respect to the analysis, report and opinion of JMP Securities LLC.

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
September 22, 2010

The Reorganization, page 48
Background of the Reorganization, page 48
20.	We refer to your disclosure regarding HVS, Inc. Please provide a consent for HVS, Inc. pursuant to Rule 436 or tell us why you believe it is not required.

RESPONSE: The Company has filed a consent for HVS as Exhibit 23.5 in response to the Staff’s comment.

21.	Please include a discussion of the fiduciary duties of the board of managers and special committee under South Dakota law.

RESPONSE: The Company has added disclosure on pages 48 and 49 in response to the Staff’s comment.

22.	Please explain when the LLC first met with Baird and when Baird was officially engaged.

RESPONSE: The Company has added disclosure on page 53 in response to the Staff’s comment. The Company supplementally advises the Staff that the Company has not entered into any agreement with Baird.

23.	Please describe in greater detail the information discussed at the April 26, 2010 board of managers meeting, including the board’s analysis of alternatives to the reorganization.

RESPONSE: The Company has added disclosure on pages 53 in response to the Staff’s comment.

24.	Please discuss why the board of managers appointed Messrs. Timpe and Pulver to the special committee. Please also discuss why Mr. Stowater was appointed to act as a nonvoting advisor to the special committee as opposed to a member of the special committee.

RESPONSE: The Company has added disclosure on page 53 in response to the Staff’s comment.

25.	Please discuss the difference to LLC members of using adjusted capital contributions rather than capital accounts in determining the merger consideration.

RESPONSE: The Company has added disclosure on page 57 in response to the Staff’s comment.

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
September 22, 2010

26.	We refer to the telephone meeting held on July 7, 2010. Please discuss the different alternatives of consideration allocation considered by the special committee and why.

RESPONSE: The Company has added disclosure on page 57 and 58 in response to the Staff’s comment.

27.	We refer to the July 10, 2010 actions by management discussed on page 57. Please expand your discussion to discuss in greater detail how the information relating to hotel management fees relates to the fairness of merger consideration to be received by the Class B and Class C members.

RESPONSE: The Company has added disclosure on page 58 in response to the Staff’s comment.

28.	We note that a capital account analysis was provided to the special committee on July 15, 2010 by management, as disclosed on page 58. Please supplementally provide us a copy of the analysis and include a summary of the analysis in your disclosure, or tell us why you believe this is not material information.

RESPONSE: The Company has added disclosure on page 59 in response to the Staff’s comment. The Company is also providing to the Staff a copy of the analysis on a supplemental basis.

29.	We note the disclosure on page 59 that information regarding prior sales of hotel management contracts was provided to the special committee at their request. Please explain how the special committee considered this information in approving the merger and merger consideration.

RESPONSE: The Company has added disclosure on pages 61 and 62 in response to the Staff’s comment.

30.	We note that the special committee determined that the consideration to be paid for the Scottsdale Contribution was fair based on a recent appraisal. Please provide greater detail, including the appraisal value.

RESPONSE: The Company has added disclosure on page 61 in response to the Staff’s comment.

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
September 22, 2010

31.	Please disclose whether the special committee also discussed potential adverse effects of the merger and reorganization. If so, please disclose the nature of those discussions. If not, please disclose why not.

RESPONSE: The Company has added disclosure on page 62 in response to the Staff’s comment.
Positive Factors Considered by the Special Committee and the Board, page 61
32.	We refer to the first bullet point discussing the reduction in debt and influence of your lenders. Please discuss what restrictive covenants would be reduced and how this would have a positive impact on your business.

RESPONSE: The Company has added disclosure on page 62 in response to the Staff’s comment.
The Merger; The Agreement and Plan of Merger, page 64
33.	Please disclose if receipt of consents from the lenders listed on page 7 is a condition to closing of the merger. If so, please disclose if such condition is waivable and if failure to obtain such consents would result in a default or breach of the underlying loan agreements.

RESPONSE: The Company has added disclosure on page 66 in response to the Staff’s comment.
Opinion of JMP Securities, page 69
34.	We refer to your disclosure that JMP Securities’ opinion was directed to the special committee and was intended for the benefit and use of the special committee in its consideration of the merger. Please revise your disclosure to remove this limitation.

RESPONSE: The Company has revised the disclosure on page 70 in response to the Staff’s comment.

35.	Please disclose if any material relationship has existed in the past two years between JMP Securities and the LLC or any of its affiliates.

RESPONSE: The Company advises the Staff that no material relationship has existed in the past two years between JMP Securities and the LLC or any of its affiliates.

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
September 22, 2010

36.	We note that JMP Securities reviewed financial and other information, including nonpublic financial information for the LLC. To the extent this or other non-public information supplied to JMP Securities differs materially from non-public information, please disclose this information in the prospectus.

RESPONSE: The Company believes that all of the information that the LLC supplied to JMP Securities that was material to JMP Securities’ analyses, other than the LLC’s financial projections, which are considered confidential financial information, and the detailed debt schedule (providing debt balances on a property by property basis), was available publicly or is disclosed in the Registration Statement.

37.	On page 73 you state that, “These average discount rates were applied in JMP Securities’ analyses as described below.” Please disclose the average discount rates. On page 75, you use discount rates between 13% to 15%. Your disclosure regarding why JMP Securities selected the discount rates used should be clear.

RESPONSE: The Company has added disclosure on pages 73 and 75 in response to the Staff’s comment.

38.	Please disclose the enterprise value, IPO price, EBITDA, and net asset value per share, and the dates at which they were measured, for the four comparable IPO companies and the selected companies discussed on page 73. Please also disclose the forward EDITDA multiples for each of the precedent transactions discussed on page 74.

RESPONSE: The Company has added and revised disclosure on pages 73, 74 and 75 in response to the Staff’s comment. Please note that although the specific enterprise value and EBITDA values were not provided to the board of managers, the resulting multiples were. Consequently, the Company has included the multiples, rather than the enterprise value and EBITDA values, in the additional disclosure.

39.	We note the discussion at the top of page 74 that JMP Securities made qualitative judgments concerning the differences between the LLC and the selected companies. Please discuss these qualitative judgments and how they impacted IMP Securities’s analysis and opinion. Include similar disclosure as it relates to the precedent disclosure.

RESPONSE: The Company has revised the disclosure on pages 75 and 76 in response to the Staff’s comment.

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
September 22, 2010

40.	Please disclose if the range of prices per room used by JMP Securities as discussed on page 75 differs from the actual range of prices per room for the LLC. If so, please explain why JMP Securities used a range that differs.

RESPONSE: The Company has revised the disclosure on page 76 in response to the Staff’s comment.

41.	Please disclose the fees paid to JMP Securities for the fairness opinion.

RESPONSE: The Company has added disclosure on page 77 in response to the Staff’s comment.
Distribution Policy, page 78
42.	Please revise your filing to remove any projections related to your initial dividend distribution, including the table on page 80. Due to the lack of in-place leases in a typical hotel, revenues are too difficult to predict, and as such, it is not appropriate to project an initial dividend distribution.

RESPONSE: The Company respectfully requests that the Staff reconsider this comment because the Company believes that the initial dividend distribution rate is one of the most important pieces of information available to prospective investors in REIT IPOs. The Company’s predecessor, Summit Hotel Properties, LLC, has many years’ experience owning and operating the hotel portfolio that will be owned by the Company upon completion of the formation transactions. As a result, the Company believes that the pro forma financial results for these hotel properties for the 12 months ended June 30, 2010 form an appropriate measure of estimating the income and cash flow that will be available to the Company to fund its initial distributions to stockholders. In fact, the Company considers these pro forma results to show a near-worst case scenario in terms of the Company’s ability to generate cash available for distribution, in light of the fact that a portion of that 12-month period includes the worst operating environment for the hotel industry in many years. The Company’s confidence in its ability to project its revenues, and cash available for distribution, is bolstered because recent trends in the Company’s and the industry’s operating fundamentals are positive.

The Company believes there is sufficient disclosure within the “Distribution Policy” section to inform investors of the risks and uncertainties relating to the establishment and continuance of the initial distribution rate. In respect of each adjustment shown in the tabular presentation, the Company has included notes to explain clearly how the adjustment was made and to indentify the historical data and assumptions used. In

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
September 22, 2010

addition, the Company cautions that “any distributions we pay in the future will depend upon our actual results of operations, economic conditions, capital expenditure requirements, debt service requirements and other factors that could differ materially from our current expectations.”

The Company notes that many types of businesses have revenues that are not dependent on in-place long-term leases or any other contractual arrangements but nonetheless can make reasonable pro forma presentations and projections based on historical operating experience. Lastly, the Company further notes that historically, numerous hotel REITs have established and disclosed in their IPO prospectuses an initial distribution rate based on the same type of historical pro forma results that the Company is utilizing.
Material Federal Income Tax Considerations, page 107
Tax Opinion Regarding the Reorganization Transactions, page 108
43.	We refer to the third bullet point at the top of page 109 noting that Hunton & Williams’s opinion is based on the assumption that former LLC members will not exercise their right to redemption until two years following the initial public offering. As LLC members are eligible to redeem their OP Units twelve months following the initial public offering, please include a discussion of the tax consequences if holders choose to redeem their shares at that time. Please also consider including a risk factor addressing the fact that holders of OP Units may receive less favorable tax treatment in the event they exercise their right of redemption before two years.

RESPONSE: The Company has added disclosure on pages iii, v, 7, 111 and elsewhere in response to the Staff’s comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 145
Key Operating Metrics, page 147
44.	We refer to your discussion here and on page 169 of the methodology used to calculate RevPAR penetration index and note that it is subject to the minimum criteria established by Smith Travel Research. It is unclear from your disclosure, however, what additional criteria you use to calculate your RevPAR penetration index. Please revise your disclosure to clarify if you use additional criteria. In addition, please tell us if this metric is calculated by you or by Smith Travel Research on your behalf.

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
September 22, 2010

RESPONSE: The Company has revised the disclosure on pages 171 and 172 in response to the Staff’s comment. The Company advises the Staff that this metric is calculated by Smith Travel Research and provided by Smith Travel Research to the Company.
Contractual Obligations, page 159
45.	In addition to the contractual obligations table on a pro forma basis, please revise to include a contractual obligations table on a historical basis.

RESPONSE: The Company has added disclosure on page 162 in response to the Staff’s comment.
Our Business and Properties, page 163
46.	We refer to the disclosure in the second paragraph on page 163. Please tell us if any of the thirty hotels sold at loss.

RESPONSE: The Company advises the Staff that each of the thirty hotels was sold for a taxable gain and only two of the properties were sold at a GAAP loss (aggregate GAAP loss was approximately $2.0 million).
Our Portfolio, page 172
47.	Please tell us how you will account for the sale of the eight parcels of vacant land.

RESPONSE: The Company will account for the sale of the eight parcels of vacant land as a partial sale in accordance with ASC 360-20-40, because, through its 10% ownership interest in the joint venture formed to purchase the parcels, the Company will have a continuing interest in those parcels after the sale.
Our Financing Strategy, page 174
48.	Please tell us the status of any steps you have taken to secure a credit facility.

RESPONSE: The Company has engaged in preliminary discussions with several banking institutions regarding a credit facility to be established for the Company following the IPO. The Company has not yet entered into a term sheet or commitment letter with lenders. If the Company and its prospective lenders enter into a non-binding term sheet or commitment letter prior to effectiveness of the Registration Statement, the Company will disclose the terms contemplated thereby in a subsequent amendment to the Registration Statement.

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
September 22, 2010

Our Hotel Operating Agreements, page 183
49.	Please provide a summary of the key terms of your franchise agreements and your agreements with your hotel manager. Your description should address material fees, the term of the agreements, material termination provisions such as those based upon performance or financial metrics and other material terms.

RESPONSE: The Company has added disclosure on pages 186 and 187 in response to the Staff’s comment. The Company will add a summary of the key terms of its agreements with its hotel manager in a subsequent amendment after the Company enters into definitive agreements with its hotel manager.
Assets Held for Sale, page F-19
50.	Please revise your accounting policy for assets held for sale to value them at the lesser of historical cost or fair value less costs to sell. Refer to ASC 360-35-38 to 35-40. Additionally, you note that you have committed to sell six parcels of land, but the disclosure on page 172 indicates there are eight parcels of land which you have committed to sell. Please clarify these references are to the same assets, and reconcile the difference.

RESPONSE: The Company has revised the disclosure to include audited financials for the six months ended June 30, 2010. The Company made corresponding revisions to the disclosure throughout Amendment No. 1 that address the Staff’s comment.
Exhibit Index
51.	Please file your remaining exhibits as soon as possible in order to allow us sufficient time to review those documents. If you are not prepared to file your legal and tax opinions with your next amendment, please provide draft opinions for us to review.

RESPONSE: The Company has filed additional exhibits with Amendment No. 1 and will file the remaining exhibits in subsequent amendments once the exhibits become available. The Company is providing to the Staff on a supplemental basis drafts of the Exhibit 5.1 and Exhibit 8.1 opinions to be provided by Company counsel.

52.	Please include the consent of JMP Securities LLC in your exhibit list.

RESPONSE: The Company has filed a consent for JMP Securities LLC as Exhibit 99.9 in response to the Staff’s comment.

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
September 22, 2010

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (804) 788-7336 or David C. Wright at (804) 788-8638.
Very truly yours,
/s/ Edward W. Elmore, Jr.
Edward W. Elmore, Jr.

cc:	Kerry W. Boekelheide Daniel P. Hansen James E. Showen, Esq. Kevin L. Vold, Esq.